Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule
14a-12 under the Securities Exchange
Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the

Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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The following remarks were made by Ed Clark, President and Chief Executive Officer of TD Bank Financial Group, in connection with an investor presentation made on August 26, 2004. The comments were made available on TD Bank Financial Group’s Internet site.

Remarks by Ed Clark

President and CEO, TD Bank Financial Group

August 26, 2004

Slide: Forward-Looking Statements

     This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-308-9030, or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

•	Before I begin, I want to thank everyone for joining us either in person or over the telephone. Getting people together for these sorts of announcements likely throws a bit of a wrench into your day, so I appreciate everyone participating today.

•	As you saw in our earnings release, our business strategies are clearly delivering the results we said we would. We are in a great position where we have lowered our overall risk profile while continuing to build excess capital through our strong and sustained earnings growth. It’s this reserve of capital that’s put us in position to look for the right opportunity to complement our existing operations, with the right structure and with the right management team. As you saw in our announcement earlier this morning, we have found and acted upon that opportunity and I couldn’t be happier.

•	So let me tell you why this is such a great deal as well as walking you through some of the details.

Slide: Banknorth: New Growth Platform (slide 3)

•	The simple fact is that Banknorth is a well-run, community-based bank that has an excellent management team. They have an impressive record of value creation through smart and profitable acquisitions and are extremely successful in the highly-attractive North East U.S. market where they operate.

•	The deal is structured so that TD effectively deploys some of our excess capital while retaining financial flexibility. We gain a scale franchise in the U.S. in personal and commercial banking and round out our U.S. strategy with a second strong platform which complements TD Waterhouse USA. Banknorth gains access to funding and assistance that will help move them to the next level in terms of size and product capability.

•	And the financials are solid on this deal. It is immediately accretive to earnings with an acceptable going-in financial return, without reliance on synergies. This also increases our retail mix and geographically diversifies our earnings base. In addition, there is upside potential for TD as Banknorth makes accretive follow-on acquisitions and operational synergies are realized.

Slide: Who is TD? (slide 4)

•	Some of you who’ve joined us on this call won’t be familiar with TD, so let me give you a high-level picture of who we are and what drives our earnings.

•	We’re the 3rd largest bank in Canada with a market capitalization of CDN$28 billion and CDN$312 billion in total assets. We operate in three main business segments:

•	In Personal and Commercial Banking we hold the #1 market share in Canada in most retail products. We have approximately 10 million customers, including 4.5 million telephone and internet customers. We have over 1,000 branches across Canada and about 2,700 Automated Banking Machines.

•	In our domestic Wealth Management business, we are first in discount brokerage under the powerful brand name of TD Waterhouse. We are a leading player in mutual funds and high net worth discretionary management. In the United States, TD Waterhouse USA is among the top 5 discount brokers, with 150 branches. Our wealth operation has CDN$121 billion in Assets Under Management and CDN$295 billion in Assets Under Administration.

•	Our wholesale banking business is a leading Canadian full service operation serving corporate, government and institutional clients globally.

•	But before I share with you some additional thoughts on why this is such a great opportunity, I want to talk about our earnings, because it is the power of our earnings that is essentially allowing us to do this deal.

TD — On Strategy (slide 5)

•	When I first took over this job, I said that my priority was to implement business strategies that would deliver sustainable earnings under an appropriate risk profile. We knew that it would take some time to deliver results, but that ultimately our earnings would positively reflect the strategic business decisions we’ve been making and the excellence with which we have been implementing those decisions.

•	Our focus has been on reducing our risk profile, maximizing economic profit, shifting our business mix to higher P/E businesses and exploiting the high growth leverage possibilities within our existing franchises. As Dan will walk you through later this morning in our earnings call, this is exactly what we’ve been doing, which in turn is generating solid earnings growth.

•	Our personal and commercial banking delivered double digit returns for the 7th quarter in a row, resulting in year-over-year growth of 14%;

•	Our wealth management business delivered solid earnings, despite the softening of the markets and intensive investments to grow our platform;

•	And in wholesale banking we once again produced 20% plus ROE performance and grew year-over-year earnings while shrinking risk weighted assets;

•	Our earnings are up an impressive 10% year-over-year, and the board once again demonstrated its confidence in our ability to continue to deliver sustained earnings by approving a dividend increase for the second time this year, for an increase of 12.5% this fiscal year.

•	In short, it was a great quarter and I’m very pleased with the earnings that we continue to deliver.

•	With us today is Banknorth’s Chairman, President and CEO, Bill Ryan. And before he shares his thoughts on why this is a good deal for his shareholders, I wanted to give you an overview of why this is good for our shareholders.

•	You likely have lots of questions, so let me try to answer some of them, namely:

•	Why a U.S. retail operation?

•	Why specifically Banknorth?

•	Why structure the deal this way? and

•	Can you make money?

•	Let me answer them in order by starting with why we pursued a U.S. retail operation.

SLIDE: Investing in New Avenues of Growth: Why a U.S. retail / commercial bank? (slide 6)

•	The best way to answer this question is to step back and look at the strategic considerations our management team undertook for adding sustained shareholder value.

•	As you know, we have great opportunities for organic growth for our current businesses. Our results clearly show that our growth strategies are working. We believe that if we deliver solid ongoing earnings in the short term, as well as pursue strategies that create a growth engine for the future, we are adding more shareholder value than we would by simply returning the excess capital to our shareholders.

•	So when we looked beyond the consideration of organic growth, we asked ourselves how we could best invest our excess capital in a way that adds long term value given our limited opportunities to re-deploy a significant amount of capital in Canada.

•	In Canada, we have made some excellent tactical acquisitions over the past few months such as the purchase of the Canadian operations of Liberty Mutual as well as 57 Laurentian Bank branches. And we will continue to actively seek out those types of acquisitions, though that environment is constrained. I’ve always said that we’re not running the bank based on what may or may not be happening in Canada with regards to bank mergers, and today’s announcement confirms that. As I’ve said before, if mergers are allowed to proceed in Canada, we intend to be at the table and make our decision on what is best for our shareholders. Today’s announcement actually better positions us down the road for merger discussions because we now have a highly attractive U.S. strategy.

•	In the U.S, we have a strong position with the wealth operations of TD Waterhouse USA – we are not strategically challenged. When our discussions with e*Trade ended, I said that I like the space we occupy with TD Waterhouse USA and we would aggressively grow the company. We are executing on that plan. There are some economies of scale in this industry, and we’ll opportunistically pursue them. Today’s announcement doesn’t affect our ability to do so.

•	To achieve the balance of deploying excess capital now while ensuring sustained pay-off in the future, we ultimately decided that entering the U.S. made the most sense. It only made sense, however, if we did it in a way where we would have sufficient scale to be a sustainable player. It was also important not to trap ourselves in an area where there were no growth opportunities or to use up so much of our capital that we couldn’t exploit these opportunities. As you know, as a management team we are very focused on growing shareholder value so we also wanted to make sure that our growth in this market would be accretive, both at the point of entry as well as with any subsequent larger acquisitions that we made. And finally, we wanted to make sure that any company we acquired was well run with an exceptional management team that would be culturally compatible. We have clear people and business operating principles and wanted a group which shared that.

•	We chose retail and commercial banking because we believe it fits our business mix strategy and is one where we add value. It’s a business that we know and one in which we have a history of successfully managing and operating. But the key is admitting what you don’t know. That’s why we’ve put so much importance on getting the right management team and giving them the mandate to run the company.

•	So now let’s talk specifically why Banknorth.

Slide: Strong Management and Business Model: Why Banknorth? (slide 7)

•	The answer is quite simple. This deal is in keeping with our history of buying companies with strong management teams with prudent, conservative operating styles and then giving them the appropriate latitude and support to flourish. In short, there is a good cultural fit between the two organizations.

•	There’s no doubt that there are differences between U.S. and Canadian retail and commercial operations. Banknorth’s management knows their businesses and they know their customers. In fact, in January of this year, Forbes Magazine named Banknorth the Best Managed Bank in America. Bill and his team have a clearly articulated business strategy and their compensation is such that they are highly incented to deliver on that strategy.

•	In addition to the management team, Banknorth is a terrific franchise located in a place where there are still growth opportunities. It’s in a great geographic location and is first in combined market share in Maine, New Hampshire and Vermont, and 5th in Massachusetts and 6th in Connecticut. So it has areas of great strength and areas of great growth. Over the past few years, they have grown their business both organically and through smart and profitable purchases, and we will be looking to support that growth rate going forward.

•	So now I want to address the structure of the deal.

Slide: Structured for Growth (slide 8)

•	We’ve chosen this structure because we wanted to address the barriers others see in getting into the U.S. Yes, we had found a great company in a good location which was large enough to be sustainable. But if we wanted to acquire it, could we do so accretively and could we grow it without over tapping our resources? By buying only 51% we solve these dilemmas. We attain scale in an accretive manner, but at the same time preserve our capital to support further growth through deals that will be attractive to us, and to the other shareholders of Banknorth. We believe there are ongoing opportunities for consolidation in the U.S. and the immediate focus should be on growing the company. We also believe Banknorth can now do bigger deals than it did in the past, with our help.

•	We have armed Banknorth with several sources of capital for acquisitions – their own self-generated cash, their own shares and our capital. They can now put more cash into deals by offering shares to us. Keeping a currency with an inherent market scrutiny also gives a clear marker against which management can be measured.

•	The structure of this deal provides a great deal of flexibility and options going forward, for both companies. As I pointed out earlier, we gain an important personal and commercial footprint in the U.S. while maintaining our strong capital ratios and using our capital for accretive acquisitions. For Banknorth, they gain access to capital to allow them to continue to participate in larger acquisitions.

•	So let’s move to some of the particulars of this transaction

Slide: Transaction Summary (slide 9)

•	TD Bank Financial Group is acquiring 51% of the outstanding shares of Banknorth for approximately US$3.8 billion in cash and common shares. TD will be permitted to buy additional Banknorth shares up to a limit of 66 2/3% either in the open market or in specified circumstances, such as if Banknorth were looking to raise capital. Each share of Banknorth will be converted into the right to receive a package of cash, TD common shares and shares of the new Banknorth stock. We’re acquiring just over half of a very large entity – one that is the 27th largest publicly-traded Commercial Bank in the United States.

•	Subject to shareholder and the necessary Canadian and U.S. regulatory approvals, we expect the deal to close in February of 2005.

•	As I mentioned earlier, Banknorth has an excellent management team and we’re pleased that we have management agreements in place. You’ll know from our track record that we like to keep existing management teams in place and let them do their jobs. Bill will become a Vice Chairman of TD and will be joining our board. His extensive U.S. business experience will be an excellent addition to the organization and we’re looking forward to working with him.

•	Bill will remain President, Chairman and CEO of the new TD Banknorth organization reporting directly to the Board of Banknorth and to me as the representative of the controlling shareholder.

•	The new retail presence will be branded TD Banknorth, which builds on the existing plans that Banknorth had to re-brand its 389 branches to have one consistent name and brand throughout.

•	I want to talk a bit about the corporate governance structure that’s in place as it’s an important element of the deal.

Slide: Corporate Governance (slide 10)

•	To keep the TD Banknorth board at a workable size, but at the same time reflect the interests of the majority shareholder, TD will be adding up to five members to the board.

•	The new Board will be composed initially of 14 Class A Directors from Banknorth, and up to 5 Class B Directors from TD. A majority of the full board and the Class B Directors will be required for any motion put before the Board to reflect TD’s majority share ownership. TD will have the right to elect a majority of board members.

•	So now that I’ve covered why a U.S. retail operation, why Banknorth and why this particular structure, I want to turn to the question that is likely on everyone’s mind – can we make money in this deal. The short answer is yes – we can and we will.

Slide: Financial Parameters (slide 11)

•	We believe Banknorth will be the first in a series of acquisitions. But because it’s our first, we haven’t built into our projections synergies, nor have we assumed any lift from buying up our share to 66 2/3%, or buying back our shares if flowback is an issue, which we don’t believe it will be. When we make follow-on acquisitions, we will achieve synergies on those transactions and therefore anticipate that the economics on them will improve.

•	Even without synergies, buy-ups or buy backs, this acquisition is immediately accretive to earnings in fiscal 2005 and grows in 2006. Accretion is obviously higher with buy-ups and buy backs. And while we are paying a very good premium for Banknorth, I would argue that when you look at the quality of the asset, the superior quality of the management team, and the flexibility that is embedded in this deal, we are getting excellent value.

•	As I said, we have not assumed any revenue or expense synergies at the outset, but it is safe to assume that there will be some as we move forward such as in the area of strategic sourcing or technology on the cost side and access to wealth support or commercial products on the revenue side. Neither Bill nor I will live with a no synergy deal.

•	We continue to be in an excellent capital position so that, depending on the size and number of deals, further acquisition options remain open without having to necessarily go the market to issue shares.

•	I think it’s safe to say that doing this deal doesn’t involve a huge leap of faith. Banknorth has a proven track record of delivering earnings and I have full confidence that the management team will continue on this path. Banknorth’s earnings, combined with synergies, and the positive economies of larger deals which we would support, will raise the rate of return on invested capital to levels acceptable to us over the next four years.

•	So now, I’d like to invite Bill to share his perspective on this deal. (BILL RYAN TO SPEAK).

Conclusion

•	We’re all very excited about this announcement. As you heard from both Bill and myself, this is a good opportunity for both sets of shareholders and it’s safe to say that we are looking forward to working together on this important new milestone in both Banknorth and TD’s operations.

•	So let’s open the floor and the telephone lines up. Thank you.